EXHIBIT 5.1

[Letterhead of Sullivan & Cromwell LLP]

July 8, 2008

Zions Bancorporation,

      One South Main Street,

            Salt Lake City, Utah 84111.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of 1,877,971 depositary shares (the “Depositary Shares”), each representing a one-fortieth ( 1/40th) interest in a share of the Zions Bancorporation’s, a Utah corporation (“Zions”) 9.50% Series C Non-Cumulative Perpetual Preferred Stock, liquidation preference of $1,000 per share (the “Preferred Shares”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Preferred Shares have been validly issued and are fully paid and non-assessable, and the depositary receipts (“Depositary Receipts”) evidencing the Depositary Shares have been validly issued pursuant to the Deposit Agreement, dated as of July 8, 2008 (the “Deposit Agreement”) between the Company and Zions First National Bank, as depositary (the “Depositary”), and entitle the holders thereof to the rights specified in the Depositary Receipts and the Deposit Agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York and the State of Utah, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Utah law, we have relied upon the opinion, dated the date hereof, of Callister Nebeker & McCullough, a Professional Corporation, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Callister Nebeker & McCullough, a Professional Corporation. We believe you and we are justified in relying on such opinion for such matters.

We have also relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Preferred Shares have been deposited with the Depositary in accordance with the Deposit Agreement, that the Deposit Agreement has been duly authorized, executed and delivered by the Depositary, that the certificates

Zions Bancorporation

evidencing the Preferred Shares and the Depositary Receipts conform to the specimens thereof examined by us, that the Depositary Receipts have been duly executed and delivered by one of the Depositary’s authorized officers, that the Depositary Receipts, if executed in facsimile by the Depositary, have been duly countersigned by a registrar of the Depositary Receipts, that the certificate for the Preferred Shares has been duly countersigned and registered by the registrar and transfer agent of the Preferred Shares, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K, filed on the date hereof, and thereby incorporated by reference into the Registration Statement (file no. 333-132868) relating to the Preferred Shares and the Depositary Shares, and to the references to us under the headings “Validity of the Securities” in the Prospectus that is a part thereof and under the heading “Validity of Securities” in the Prospectus Supplement related to the Preferred Shares and the Depositary Shares. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP